Exhibit 99.1

Brera Holdings Announces Reverse Share Split to Regain Compliance with Nasdaq’s Minimum Bid Price Rule

Dublin, Ireland, June 24, 2025 — Brera Holdings PLC (“Brera Holdings” or the “Company”) (Nasdaq: BREA), an Ireland-based international holding company focused on expanding its global portfolio of men’s and women’s sports clubs through a multi-club ownership (“MCO”) strategy, today announced a 1-for-10 reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, wherein the 50,000,000 Class A Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 5,000,000 Class A Ordinary Shares of nominal value $0.05 each and the 250,000,000 Class B Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 25,000,000 Class B Ordinary Shares of nominal value $0.05 each.

The Company’s board of directors approved the Reverse Share Split on May 21, 2025, and the Company obtained shareholder approval for the Reverse Share Split at an extraordinary general meeting on June 14, 2025.

The Company’s Class B Ordinary Shares will continue to trade on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BREA” and will begin trading on a split-adjusted basis when the market opens on Thursday, June 26, 2025. The new CUSIP number for the Company’s Class B Ordinary Shares following the Reverse Share Split will be G13311116.

The Reverse Share Split is intended to enable the Company to regain compliance with the minimum bid price requirement for continued listing on Nasdaq.

The Reverse Share Split will adjust the number of issued and outstanding Class A Ordinary Shares from approximately 6,338,000 shares to approximately 633,800 shares and the number of issued and outstanding Class B Ordinary Shares from approximately 17,809,074 shares to approximately 1,780,908 shares (subject to adjustment due to the effect of rounding up fractional shares into whole shares). Every 10 issued and outstanding ordinary shares of the Company as of the effective time will be consolidated into one ordinary share. In addition, the Reverse Share Split will effect a reduction in the number of shares issuable pursuant to the Company’s equity awards, warrants, and convertible preferred shares outstanding as of the effective time of the Reverse Share Split with a corresponding increase in the exercise or conversion price per share. In connection with the Reverse Share Split, the Company will adopt a new constitution to reflect the adjustment of the number of authorized ordinary shares and the nominal value of the ordinary shares. The other terms of the Company’s ordinary shares are not affected by the Reverse Share Split.

No fractional shares will be issued in connection with the Reverse Share Split. Fractional shares resulting from the Reverse Share Split will be rounded up to the nearest whole share. Equiniti Trust Company, LLC is acting as transfer and exchange agent for the Reverse Share Split. Registered shareholders are not required to take any action to receive post-Reverse Share Split shares. Shareholders who are holding their shares in electronic form at brokerage firms need not take any action as the effect of the Reverse Share Split will automatically be reflected in their brokerage accounts.

Additional information about the Reverse Share Split can be found in the Company’s Reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2025 and June 24, 2025, which are available free of charge at the SEC’s website, www.sec.gov, and on the Company’s website at www.breraholdings.com.

About Brera Holdings PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for Amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company further diversified its portfolio by assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, in September 2023, and establishing a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

On December 31, 2024, Brera executed an agreement to acquire majority stake of the corporate capital of S.S. Juve Stabia srl, the company which manages the Italian Serie B football club Juve Stabia, also known as “The Second Team of Naples”. The acquisition of Brera’s 52% majority control position was concluded on June 20, 2025, following a multi-step process and marks a significant expansion of the Company’s MCO model. With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:

Brera Holdings PLC

Dan McClory, Executive Chairman

Email: dan@breraholdings.com

Pietro Bersani, Chief Executive Officer and Chief Financial Officer

Email: pietro@breraholdings.com